TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



September 1, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of April 2003;
2. Notice of Informal Decision Regarding Director Assignment;
3. Notice on Clearance of Accumulated Loss through Reduction of Additional paid-in capital and Reduction of Capital, and Establishment of the Limit of Treasury Stocks Acquired;
4. Notice of Stock Options (Common Stock Acquisition Right);
5. Summary of Business Results of Fiscal Year 2002 (Supplement);
6. Annual Report Release for the Fiscal Year Ended March 2003 (Consolidated Basis);
7. Establishment of OptiCast Inc. - A new entity for contents distribution business through FTTH;
8. Total Registrations and DTH Subscribers as of the end of May 2003;
9. Announcement of Executive Reshuffle;
10. Total Registrations and DTH Subscribers as of the end of June 2003;
11. "UEFA Champions League Set" Launched;

12. Consolidated Business Results for the First Quarter of the Year Ending March 2004;

13. Summary of Business Results of 1Q/FY2003 (Supplement);

14. Clearance of Accumulated Loss through Reduction of Capital;

15. Total Registrations and DTH Subscribers as of the end of July 2003;

16. Notice of Convocation of the 9th Ordinary General Meeting of Shareholders;

17. Notice of Resolutions of the 9th Ordinary General Meeting of Shareholders;

18. Business Report for the Year Ended March 2003; and

19. Annual Report 2003.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,



Akiko Kimura

Enclosure

To whom it may concern:

May 6, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of April 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of April 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	42, 683	39, 419
Churn	25, 728	23, 621
Churn Rate*3	9. 0%	9. 5%
April Net Increase	16, 955	15, 798
Cumulative Total	3, 442, 210	3, 005, 773

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	39, 294	36, 062
Churn	25, 445	23, 342
Churn Rate*3	9. 0%	9. 5%
April Net Increase	13, 849	12, 720
Cumulative Total	3, 396, 993	2, 961, 723

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3, 389	3, 357
Churn	283	279
Churn Rate*3	8. 1%	8. 2%
April Net Increase	3, 106	3, 078
Cumulative Total	45, 217	44, 050

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

May 21, 2003

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Informal Decision Regarding Director Assignment

We hereby notify you that, at a meeting of the Board of Directors held on May 21, 2003, SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) informally decided on the appointment of the following directors

Following this informal decision, the selection of the directors and auditors will be officially approved at the 9th regular general shareholders meeting, scheduled on June 27, 2003. The right of representation and the posts of directors are scheduled to be officially decided at the meeting of the board of directors held on that day.

Candidates for directors

Name	Reappointed or newly appointed	Post
Yasushi Hosoda	Reappointed	Chairman (Representative Director) * Currently, President and CEO
Hajime Shigemura	Reappointed	President (Representative Director) * Currently, Executive Vice President and COO
Hiroyuki Shinoki	Newly appointed	Executive Vice President
Kunioki Ishibashi	Reappointed	Managing Director
Masao Nito	Reappointed	Managing Director
Kikujiro Shikano	Newly appointed	Director (Part-Time)
Tatsuya Tamura	Newly appointed	Director (Part-Time)
Tomoki Naito	Newly appointed	Director (Part-Time)

Toshichika Ishihara	Newly appointed	Director (Part-Time)
Osamu Tanaka	Newly appointed	Director (Part-Time)
Kenji Kamimura	Reappointed	Director (Part-Time)

* Mr. Kikujiro Shikano, Tatsuya Tamura, Tomoki Naito, Toshichika Ishihara, Osamu Tanaka and Kenji Kamimura meet the requirements for external directors set out in Section 7-2, Clause 2, Article 188 of the Commercial Code.
* Mr. Hiroyuki Shinoki is currently a Managing Executive Officer of Itochu Corporation and one of our part-time auditors and holds other roles. Mr. Kikujiro Shikano is Chairman and director of Jupiter Entertainment Co., Ltd. Mr. Tatsuya Tamura is Representative Director of Global Management Institute Inc., and holds other roles. Mr. Tomoki Naito is Managing Director of 20th Century Fox Home Entertainment Japan KK. Mr. Toshichika Ishihara is an Executive Officer and is President of Division of Digital Media of Tokyo Broadcasting System, Inc. Mr. Osamu Tanaka is a Senior Managing Director of Matsushita Electric Industrial Co., Ltd.

Retiring directors

Name	Current Post
Yoshitada Sonoda	Senior Managing Director
Tamotsu Iba	Director (Part-Time)
Koji Kobayashi	Director (Part-Time)
Yasuo Amei	Director (Part-Time)
Yoichiro Maekawa	Director (Part-Time)

* Mr. Tamotsu Iba, Koji Kobayashi, Yasuo Amei and Yoichiro Maekawa meet the requirements for external director set out in Section 7-2, Clause 2, Article 188 of the Commercial Code.

Candidates for corporate auditors

Name		Post
Yoshiki Hirowatari	Newly appointed	Auditor
Tamotsu Iba	Newly appointed	Auditor (Part-Time)
Masao Sakai	Newly appointed	Auditor (Part-Time)
Nobuyuki Kaneko	Newly appointed	Auditor (Part-Time)
Bunji Shinoda	Newly appointed	Auditor (Part-Time)

* Mr. Yoshiki Hirowatari, Masao Sakai, Nobuyuki Kaneko and Bunji Shinoda meet the requirements regarding the external auditor set out in Clause 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.
* Currently, Mr. Yoshiki Hirowatari is an auditor of Sony Broadcast Media Co., Ltd. Mr. Tamotsu Iba is an Advisor for Sony Corporation, one of our part-time directors. Mr. Masao Sakai is a Senior Executive Managing Director of Fuji Television Network, Inc. Mr. Nobuyuki Kaneko is Chief Operating Officer of Media Business Division of Aerospace, Electronics & Multimedia Company of Itochu Corporation. Mr. Bunji Shinoda is General Manager of Media Business Division, Information Business Unit of Mitsui & Co., Ltd.

Retiring corporate auditors

Name	Current Post
Masatoshi Hojo	Auditor
Minoru Nishida	Auditor
Hiroyuki Shinoki	Auditor (Part-Time)
Osamu Takahashi	Auditor (Part-Time)
John Garry McBride	Auditor (Part-Time)

* Mr. Masatoshi Hojo, Minoru Nishida, Hiroyuki Shinoki and Osamu Takahashi meet the requirements regarding the external auditor set out in Clause 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audits, etc., of Kabushiki-kaisha.

* For any inquiries on this matter please call

Public Relations Dept./Investor Relations Dept.

SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

As of May 2003

SKY Perfect Communications Inc.
Director Profile

Name	Hajime Shigemura
Date of Birth	November 30, 1944
Place of Origin	Kanagawa Prefecture, Japan
	Academic Qualifications
March 1968	Graduated from School of Political Science and Economics I, Waseda University
	History of Employment
April 1968	Joined Fuji Television Network, Inc.
June 1997	Assumed current position as director
June 1997	Assumed position of Representative Director, Executive Vice President of Japan Sky Broadcasting Co., Ltd. (currently SKY Perfect Communications Inc.)
May 1998	Assumed current position as Executive Vice President and COO of SKY Perfect Communications Inc. after the merger between PerfecTV Corporation and Japan Sky Broadcasting Co., Ltd.
June 2002	Assumed current position as President of Pay Per View Japan, Inc.

May 21, 2003

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on Clearance of Accumulated Loss through Reduction of Additional paid-in capital and Reduction of Capital, and Establishment of the Limit of Treasury Stocks Acquired

We are pleased to announce that at a Meeting of the Board of Directors held on May 21, 2003 the Company resolved, in line with the basic plan regarding capital policy as resolved at a Meeting of the Board of Directors held on April 25, 2003, that the following proposals on the clearance of accumulated loss through the reduction of additional paid-in capital and the reduction of capital, and the establishment of the limit of treasury stocks acquired should be submitted to the ninth regular general shareholders' meeting to be held on June 27, 2003.

I. Reduction of additional paid-in capital

1. Purpose of the reduction of additional paid-in capital

The Company will implement the reduction of its additional paid-in capital, coupled with the following reduction of capital, to increase the flexibility of its management strategy by totally eliminating its accumulated loss for the business stage transition from the investment stage to the profitable stage.

2. Gist of the reduction of additional paid-in capital

The amount of additional paid-in capital will be reduced from ¥74,006,128,500 to ¥12,500,000,000 through a reduction of ¥61,506,128,500 in reserves as the loss disposition plan for the undisposed of loss of ¥123,758,894,124 for the current accounting term.

3. Schedule for the reduction of additional paid-in capital

(1) Date of resolution by the Board of Directors: May 21, 2003

(2) Date of resolution by the shareholders: June 27, 2003 (planned)
(3) Date when the reduction of additional paid-in capital takes effect: June 27, 2003 (planned)

II. Reduction in capital

1. Purpose of the reduction in capital

The Company will reduce its capital, coupled with the foregoing reduction of additional paid-in capital, to increase the flexibility of its management strategy by totally clearing its accumulated loss for business stage transition from the investment stage to the profitable stage.

2. Gist of the reduction in capital

To cover losses of ¥62,252,765,624 in shareholders' equity after the implementation of the above loss disposition plan based on Item 3 of Paragraph 1 of Article 375 of the Commercial Code, the amount of capital of ¥139,461,600,000 will be reduced by ¥89,461,600,000 to ¥50,000,000,000 without compensation. The amount of ¥27,208,834,376, which is not appropriated to cover the loss in shareholders' equity, will be recorded as a capital surplus. The total number of issued stock will not be changed.

3. Schedule for the reduction of capital

(1) Date of resolution by the Board of Directors: May 21, 2003
(2) Date of resolution by the shareholders: June 27, 2003 (planned)
(3) Date when the reduction of capital takes effect: End of July, 2003 (planned)

*The clearance of accumulated loss as shown in I and II is the transfer of accounts in shareholders' equity, and does not impact the Company's net worth. The total number of outstanding shares will also not be changed. Therefore, there will be no change in net worth per share.

Reference: Condition of shareholders' equity after the reduction of additional paid-in capital and the reduction in capital
(Non-consolidated basis)
Capital: 50 billion yen
Capital reserve: 12.5 billion yen
Additional paid-in capital: ¥27,208,834,376
Accumulated loss: none

III. Establishment of the limit for treasury stock acquired

1. Reason for establishing the limit for treasury stock acquired

The Company will establish a limit for treasury stock acquired as shown below based on Article 210 of the Commercial Code, to further increase the flexibility of its management strategy.

2. Details of the limit for treasury stock acquired

(1) Type of shares acquired: the Company's ordinary stock
(2) Total number of shares acquired: 100,000 (maximum)
(4.47% of the total outstanding shares)
(3) Total stock acquisition value: 10 billion yen (maximum)
(4) Schedule for establishing the limit of treasury stock acquired

(i) Date of resolution by the Board of Directors: May 21, 2003
(ii) Date of resolution by the shareholders: June 27, 2003 (planned)

With respect to subsequent specific stock acquisition, shares will be acquired as appropriate based on the resolution of the Board of Directors on each occasion. However, actual acquisition requires the completion of the clearance of accumulated loss in accordance with the provisions of the Commercial Code. To be concise, then, actual acquisition will take place after the reduction in capital as shown in II above takes effect.

The limit of treasury stock acquired, which will be established at this time, will be applied to stock acquisition by the close of the next annual general shareholders' meeting.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

May 21, 2003

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Stock Options (Common Stock Acquisition Right)

We hereby notify you that, at a meeting of the Board of Directors held on May 21, 2003, SKY Perfect Communications Inc. (the "Company") decided to submit a proposal that requests the approval of issuing of common stock acquisition rights (the "Rights") as stock options, at the Company's 9th regular general shareholders' meeting, which is scheduled to be held on June 27, 2003.

Note

Issue the Rights as stock option to directors and the employees of the Company (including employees who will join the Company in the future; the same shall apply hereafter) pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan as follows:

1. Reason for issuing the Rights with especially advantageous conditions
   To further enhance motivation and willingness to improve the Company's performance
2. Persons who will receive the Rights
   The Company's directors as well as employees
3. Terms of issuing the Rights

(1) Class and number of shares to be issued or transferred for the Rights
Not more than 3,600 shares of common stock of the company.
Provided, that if the company splits or consolidates its common stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula. However, such adjustment shall be made only to those Rights that remain unexercised at the relevant time. Any fractions less than one share arising as a result of such adjustment shall be rounded down to the nearest whole number.

Number of shares after adjustment	=	Number of shares before adjustment	X	Ratio of split or consolidation

Furthermore, upon merger, consolidation or split with other corporations, the Company will make the necessary adjustment of the number of shares to be issued but remain unexercised with the Rights.

(2) Total number of the Rights to be issued

Not more than 3,600 in total.

(The number of shares to be issued upon exercise of each right shall be one; provided, however, that any adjustments to the number of shares as set forth in (1) above shall be carried out as set forth in that section.)

(3) Price of the Rights

No consideration shall be paid.

(4) Amount to be paid in for exercise of the Rights

Amount to be paid per Right will be the amount calculated by multiplying the payment amount per share, which is decided as set out below, by the number of shares per Right set out in (2) above.

The exercise price shall be 1.05 times of the average of closing prices of the common stock of the company in regular trading on the Tokyo Stock Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the Rights. Any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest whole number. However, if such calculated price is lower than the closing price on the day of issuance of the Rights (if there is no closing price on such date, then the closing price on the immediately preceding trading day), the exercise price shall be the closing price on the day of issuance of the Rights.

If, after the issuance of the Rights, the company disposes of treasury stock or the issues new shares at a less than the market price (excluding the exercise of subscription rights or common stock acquisition rights), the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of newly issued shares or Number of disposed shares} \times \text{Exercise price per share or transfer price}}{\text{Market price per share before new issuance or disposal}}}{\text{Number of issued shares} + \text{Number of newly issued shares or Number of disposed shares}}$$

Upon stock split or consolidation after the date of issuance of the right, the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\text{Payment amount after adjustment} = \text{Payment amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Furthermore, upon merger, consolidation or split with other corporations after the date of issuance of the Rights, or if it is necessary to adjust the payment amount per share in accordance with that case, the Company will make the necessary adjustment of the payment amount per share.

(5) Period for exercising the Rights

Within ten years from the date of issuing the Rights, the period will be decided at a meeting of the Board of Directors of the Company.

(6) Conditions for exercising the Rights

① A person who was allocated the Rights will be able to exercise such Rights even after losing his/her position as the Company's director or employee. Provided however, if either of the following applies to a person who was allocated the Rights, that person will not be able to exercise the Rights subsequently.

(i) If a director is removed from the position or an employee is requested to resign or is dismissed in disgrace

(ii) If a director or an employee commits an act that is against the Company or that harms the Company's interests, such as assuming the post of the director, auditor, employee, advisor, contract employee, or consultant, etc. of a competitor of the Company. However, this is limited to a case in which such person commits the act with the intention of going against the Company or with the intention of harming the Company's interests

②If a person who was allocated the Rights dies, that person's successor will be able to exercise the Rights. The conditions regarding the exercise of the Rights by the successor follow the contract mentioned in ④ below.

③A person who was allocated the Rights cannot transfer or pledge the Rights to a third party, or commit other acts of disposal.

④Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights.

(7) Reason and conditions for cancellation of the Rights

①Where a merger agreement in which the Company becomes a defunct company is approved at the general shareholders' meeting, if a stock exchange agreement or a proposal regarding transfer of the shares in which the Company becomes a wholly-owned subsidiary is approved at the general shareholders' meeting, or if it is necessary, the Company may cancel all of the common stock acquisition rights without charge.

② Where a person who was allocated the Rights becomes unable to exercise the Rights for the reason set out in (6) above, the Company may cancel such Rights without charge.

③ The Company may cancel non-exercised Rights acquired and held by the Company at its own discretion.

(8) Limit on transfer of the Rights

The transfer of the Rights requires the approval of a meeting of the Board of Directors.

(Note) The conditions for the content above is that the proposal to issue the Rights as stock options is adopted at the Company's 9th general shareholders' meeting, scheduled to be held on June 27, 2003.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:

May 21, 2003

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results of Fiscal Year 2002 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	FY01	FY02	Difference	Difference (%)	4Q/FY01	4Q/FY02
Total Sub. Net Addition (SKY PerfecTV/2)	424 (-)	384 (42)	△40 (42)	△9. 6% (-)	159 (-)	53 (9)
Total Sub. at Period End (SKY PerfecTV/2)	3, 042 (-)	3, 425 (42)	384 (42)	12. 6% (-)	3, 042 (-)	3, 425 (42)
New DTH Subscribers (SKY PerfecTV/2)	599 (-)	610 (42)	10 (42)	1. 7% (-)	158 (-)	118 (10)
Number of DTH Churn (SKY PerfecTV/2)	209 (-)	230 (1)	21 (1)	10. 0% (-)	54 (-)	67 (1)
DTH Sub. Net Addition (SKY PerfecTV/2)	391 (-)	380 (41)	△11 (41)	△2. 8% (-)	103 (-)	51 (9)
DTH Sub. at Period End (SKY PerfecTV/2)	2, 610 (-)	2, 990 (41)	380 (41)	14. 6% (-)	2, 610 (-)	2, 990 (41)
DTH Churn Rate (%) (SKY PerfecTV/2)	8. 6% (-)	8. 2% (8. 1%)	△0. 4 (-)	-	8. 5% (-)	9. 1% (7. 4%)

- The number of new DTH subscribers posted a record increase in May just prior to the opening of the 2002 FIFA World Cup Korea/Japan™. This was the result of active sales promotion and advertising activities targeting the World Cup. In addition, "SKY Perfect TV!2" started from July. As a result, the number of new DTH subscribers for the fiscal year through March 2003 rose 1.7% from the previous year, to 610,000.
- DTH churn rate for the fiscal year ended March 2003 was 8.2%, which improved 0.4% points from the previous year, reflecting our successful content reinforcement, such as in Soccer Set, and our attractive multi-channel services, despite a concern about an increase in cancellation just after the World Cup.
- As a result, the total number of DTH subscribers at the end of the fiscal year ended March 2003 was 2.99 million, 380,000 higher than the previous year. The total number of DTH subscribers reached a level of three million, considered the breakeven point by the Company.

2. Business Results

Financial Summary (April 1, 2002 – March 31, 2003)

(Millions of Yen)

Consolidated	FY01	FY02	Difference	Difference (%)	4Q/FY01	4Q/FY02
Revenues	59, 432	70, 373	10, 940	18. 4%	15, 459	18, 075
Operating Profit/Loss	△10, 337	△18, 311	△7, 974	–	△2, 794	1, 538
Profit/Loss before Income Taxes	△11, 901	△19, 025	△7, 124	–	△3, 147	1, 350
Net Profit/Loss	△12, 248	△18, 893	△6, 644	–	△3, 745	1, 434
Total Assets	146, 477	117, 341	△29, 136	△19. 9%	146, 477	117, 341
Total Shareholder's Equity	107, 548	88, 795	△18, 752	△17. 4%	107, 548	88, 795
Net Cash from Operating Activities	△10, 075	△7, 135	2, 940	–	–	2, 558
Net Cash from Investing Activities	△48, 006	△11, 796	36, 209	–	–	△6, 948
Net Cash from Financing Activities	△947	△661	286	–	–	△189
Net Cash and Cash Equivalents at the End of Period	57, 803	38, 102	19, 700	△34. 1%	57, 803	38, 102

Non-Consolidated	FY01	FY02	Difference	Difference (%)	4Q/FY01	4Q/FY02
Revenues	58, 396	68, 179	9, 783	16. 8%	15, 002	17, 473
Operating Profit/Loss	△10, 034	△16, 810	△6, 776	–	△3, 123	1, 751
Profit/Loss before Income Taxes	△11, 534	△17, 449	△5, 914	–	△3, 440	1, 596
Net Profit/Loss	△12, 016	△18, 372	△6, 356	–	△3, 879	1, 583
Total Assets	140, 108	110, 615	△29, 492	△21. 1%	140, 108	110, 615
Total Shareholder's Equity	108, 077	89, 845	△18, 231	△16. 9%	108, 077	89, 845

- Revenue for the fiscal year ended March 2003 posted a 18.4% year-on-year increase on a consolidated basis and a 16.8% year-on-year increase on a non-consolidated basis reflecting an increase in the transmission-related fees due to an increase in the number of subscribers and the start of the broadcasting of "SKY Perfect TV!2." The results were also assisted by an increase in the income from license fees related to own content.
- With respect to profit and loss, a consolidated ordinary loss of 19,025 million yen and a consolidated net loss of 18,393 million yen were posted for the fiscal year ended March 2003, a very substantial loss reflecting costs of the broadcasting rights for the 2002 FIFA World Cup

Korea/Japan™ and promotional expenses including program production costs. However, consolidated ordinary profit of 1,350 million yen and consolidated profit before income taxes of 1,434 million yen were recorded for the forth quarter, with a return to the black on a quarterly basis as in the second quarter. These results reflected the fact that the number of subscribers reached the breakeven point and the subscriber acquisition cost after the 2002 FIFA World Cup Korea/Japan ™ were curtailed.

- With respect to consolidated cash flow, cash flow from operating activities stood at minus 7,135 million yen mainly because of the difference between the actual cost and the advance payment related to the 2002 FIFA World Cup Korea/Japan ™. Cash flow from investing activities reached minus 11,796 million yen, reflecting the portfolio investment of surplus funds, and the capital investment for the facilities for uplink of "SKY Perfect TV/2" and the data broadcasting of "SKY Perfect TV! PLUS." Cash flow from financing activities reached minus 661 million yen because of the purchase of currency swap assets to hedge foreign currency denominated debts. As a result, the closing balance of cash and cash equivalents stood at 38,102 million yen, down 19,700 million yen from the previous year, mainly reflecting the transfer of funds to deposits of three months or longer, securities and investment securities for the purpose of portfolio investment.

3. Forecast of Fiscal Year Ending March 2004 (from April 1, 2003 to March 31, 2004)

(Thousands of People, Millions of Yen)

	FY02 Result	FY03 Forecast	Difference	Difference (%)
New DTH Subscribers (thousands)	610	500	△110	△18. 0%
DTH Sub. Net Addition (thousands)	380	240	△140	△36. 8%
DTH Sub. at Period End (thousands)	2, 990	3, 230	240	8. 0%
Total Sub. at Period End (thousands)	3, 425	3, 665	240	7. 0%
DTH Churn Rate (%)	8. 2%	8. 4%	0. 2	—
Consolidated				
Revenues (Semiannual)	34, 526	36, 500	1, 974	5. 7%
(Annual)	70, 373	75, 000	4, 627	6. 6%
Profit/Loss before Income Taxes (Semiannual)	△18. 571	3, 000	21, 571	—
(Annual)	△19, 025	2, 500	21, 525	—
Net Profit/Loss (Semiannual)	△18, 586	3, 300	21, 886	—
(Annual)	△18, 893	3, 000	21, 893	—
Non-consolidated				
Revenues (Semiannual)	33, 490	35, 500	2, 010	6. 0%
(Annual)	68, 179	72, 500	4, 321	6. 8%
Profit/Loss before Income Taxes (Semiannual)	△18, 129	3, 500	21, 629	—
(Annual)	△17, 449	3, 000	20, 449	—
Net Profit/Loss (Semiannual)	△18, 228	3, 500	21, 728	—
(Annual)	△18, 372	3, 000	21, 372	—

- The number of new DTH subscribers is expected to be 500,000 (down 110,000 from the previous fiscal year) reflecting an improvement in content such as the start of broadcasting the UEFA Champion League and the introduction of the Disney Channel although large events, such as the

2002 FIFA World Cup Korea/Japan™, are not scheduled.

- Revenue on a consolidated basis is expected to increase 5.7% to 36.5 billion yen for the first half and 6.6% to 75.0 billion yen for the full fiscal year, reflecting a rise in revenue caused by an increase in the accumulated number of subscribers and the improvements in own content.
- As to profit and loss, the Company estimates the consolidated current losses to be 3.3 billion yen for the first half and 3.0 billion yen for the full fiscal year, taking into account the fact that the number of subscribers has reached the breakeven point, the acquisition of subscribers in the third quarter, and the seasonal nature of advertising expenses.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Summary English Translation)

Annual Report Release for the Fiscal Year Ended March 2003 (Consolidated Basis)

May 21, 2003

SKY Perfect Communications Inc.

Stock Exchange:
Tokyo Stock Exchange Mothers

Code Number: 4795
(URL http://skyperfectv.co.jp)

Head Office: Tokyo

Representative:
Yasushi Hosoda
President and Representative Director

Attn.: Norio Sato
General Manager of
Finance & Accounting Dept.

Tel.: (03)5468-7800

Board Meeting Date: May 21, 2003

Adoption of U.S. GAAP: Not applicable

1. Consolidated Business Results (April 1, 2002 through March 31, 2003)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Recurring Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2003	70,373	18.4	-18,311	–	-19,025	–
Year ended March 31, 2002	59,432	22.1	-10,337	–	-11,901	–

	Net Income		Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Recurring Income to Total Assets	Ratio of Recurring Income to Operating Revenues
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2003	-18,893	–	-8,444.56	–	-19.2	-14.4	-27.0
Year ended March 31, 2002	-12,248	–	-5,475.12	–	-10.8	-8.2	-20.0

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2003: -55 million yen
   Year ended March 31, 2002: -50 million yen
2. *Average number of outstanding shares during each fiscal year (Consolidated basis):*
   Year ended March 31, 2003: 2,237,312 shares
   Year ended March 31, 2002: 2,237,127 shares
3. *Changes in accounting treatment: Not applicable*

4. *Percentages appearing under sale amount, operating income, recurring income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Year ended March 31, 2003	117,341	88,795	75.7	39,687.86
Year ended March 31, 2002	146,477	107,548	73.4	48,070.98

(Note)

Number of outstanding shares as of the end of each fiscal year (Consolidated basis):
Year ended March 31, 2003: 2,237,351 shares
Year ended March 31, 2002: 2,237,282 shares

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2003	-7,135	-11,796	-661	38,102
Year ended March 31, 2002	-10,075	-48,006	-947	57,803

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 3

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 1

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated (new): 0 Equity method (new): 0
(excluded): 0 (excluded): 1

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Operating Revenues	Recurring Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Six months ending September 30, 2003	36,500	3,000	3,300
Year ending March 31, 2004	75,000	2,500	3,000

(Reference)

Estimated net income per share (annual): 1,340.87 yen

June 2, 2003

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Establishment of OptiCast Inc. – A new entity for contents distribution business through FTTH

SKY Perfect Communications, Inc. (Headquarters: Shibuya-ku, Tokyo. President and CEO: Yasushi Hosoda) today announced the establishment of the business corporation OptiCast Inc. which will engage in the contents distribution business through FTTH. Please refer to the information below.

1. Reason for Establishment

This company was established to provide services as a (cable) broadcaster under the Law Concerning Broadcast via Telecommunications Carriers' Facilities. It will provide SKY Perfect TV! broadcast channels, and other television channels from terrestrial (including digital) broadcasts and BS digital broadcasts over FTTH. These services are designed for condominiums where restrictions apply to the installation of antennas, for those where antennas cannot be installed at the right direction for satellite reception, and for condominiums where not all SKY Perfect TV! channels can be viewed on the community antenna system.

2. Corporate Profile of OptiCast Inc.
   (1) Company name: Kabushiki-Kaisha OptiCast (OptiCast Inc. in English)
   (2) Representative: Masao Nito
   (Current Managing Director of SKY Perfect Communications Inc.)
   (3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo
   (4) Date of establishment: June 2, 2003
   (5) Main business : Contents distribution business through FTTH
   (6) Financial year end : End of March

(7) Number of employees: 11

(8) Capital: 480 million yen

(9) Total number of shares issued: 9,600

(10) Shareholders: SKY Perfect Communications Inc. (100%)

3. Future Business Plans

(1) Commencement of the service in parts of Tokyo and Yokohama this fall-winter with progressive service area expansion planned. A look at the current penetration rates for SKY Perfect TV! by region indicates lower penetration rates in major metropolitan areas. Apartment and condominium complexes and the housing density in such areas are thought to be inhibiting factors. As such, the Company believes that the diffusion of FTTH will stimulate demand in heavily populated large metropolitan areas.

(2) Planning to achieve simultaneous re-transmission of terrestrial (including digital) and BS digital broadcasts in addition to the broadcasting of SKY Perfect TV! channels upon the commencement of business. The use of FTTH will not only facilitate contents distribution, but will also enable the use of broadband communication services. Therefore, the Company expects that this comprehensive service will become an essential part of people's everyday lives.

4. Future Prospects

As the service is due to commence after fall this year, it will not have a major effect on the business results for this period. However, our mid-term management plans forecast that the accumulated number of subscribers accessing the service via FTTH will have exceeded 500,000 in FY2007.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:

June 3, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of May 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of May 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	38, 042	37, 149
Churn	24, 612	22, 874
Churn Rate*3	8. 6%	9. 1%
May Net Increase	13, 430	14, 275
Cumulative Total	3, 455, 640	3, 020, 048

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	34, 852	33, 984
Churn	24, 267	22, 533
Churn Rate*3	8. 6%	9. 1%
May Net Increase	10, 585	11, 451
Cumulative Total	3, 407, 578	2, 973, 174

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3, 190	3, 165
Churn	345	341
Churn Rate*3	9. 2%	9. 3%
May Net Increase	2, 845	2, 824
Cumulative Total	48, 062	46, 874

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82-5113

To whom it may concern:

June 27, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of Executive Reshuffle

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) approved the appointment of new Directors and Corporate Auditors at the 9th Ordinary General Meeting of Shareholders held on June 27, 2003, as is announced on May 21, 2003. It also elected Representative Directors, Managing Directors and Executive Officers at the Board Meeting held after the Ordinary General Meeting of Shareholders.

● Directors/Auditors (as of June 27, 2003)

Chairman (Representative Director)	Yasushi Hosoda
President (Representative Director)	Hajime Shigemura
Executive Vice President (newly-appointed)	Hiroyuki Shinoki
Managing Director	Kunioki Ishibashi
Managing Director	Masao Nito
Director (newly-appointed)	Kikujiro Shikano
Director (newly-appointed)	Tatsuya Tamura
Director (newly-appointed)	Tomoki Naito
Director (newly-appointed)	Toshichika Ishihara
Director (newly-appointed)	Osamu Tanaka
Director (newly-appointed)	Kenji Kamimura
Corporate Auditor (standing, newly-appointed)	Yoshiki Hirowatari
Corporate Auditor (newly-appointed)	Tamotsu Iba
Corporate Auditor (newly-appointed)	Masao Sakai
Corporate Auditor (newly-appointed)	Nobuyuki Kaneko
Corporate Auditor (newly-appointed)	Bunji Shinoda

● Executive Officers (as of June 27, 2003)

Senior Executive Officer	Junichi Watanabe
Senior Executive Officer	Tatsuro Saito
Senior Executive Officer	Shinji Takada
Executive Officer	Toshikuni Shimizu

*Profile of each Directors and Corporate Auditors can be obtained in Japanese original press release.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

July 2, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400

Total Registrations and DTH Subscribers as of the end of June 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of June 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	38, 985	34, 752
Churn	22, 094	20, 654
Churn Rate*3	7. 7%	8. 2%
June Net Increase	16, 891	14, 098
Cumulative Total	3, 472, 531	3, 034, 146

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	35, 882	31, 691
Churn	21, 834	20, 397
Churn Rate*3	7. 7%	8. 2%
June Net Increase	14, 048	11, 294
Cumulative Total	3, 421, 626	2, 984, 468

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3, 103	3, 061
Churn	260	257
Churn Rate*3	6. 5%	6. 6%
June Net Increase	2, 843	2, 804
Cumulative Total	50, 905	49, 678

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in

addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

July 15, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

"UEFA Champions League Set" Launched

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) has acquired the exclusive broadcasting rights for the Union of European Football Associations (UEFA) Champions League in Japan for three seasons from the 2003-2004 season this April. Prior to the opening of the league championship on September 16 (Tuesday), we will launch the "UEFA Champions League Set" with Perfect Choice (Ch.182-185) and JSkySports 3 (Ch.308) combined on August 1 (Friday).

Matches in the main draw of the UEFA Champions League involve 32 teams, including the reigning champion, 15 seeded teams that mainly include league winners, and 16 teams that advance through the preliminaries from the leagues under UEFA, which include Serie-A, Premiership and Liga Espanola (Spain league). Running for as long as nine months, this is a true championship that tests the overall capacity of a team, including the full field of players, recruiting methods and tactics.

SKY PerfecTV! will broadcast all 125 matches of the UEFA Champions League, responding to the demands of the legion of football fans. Eight games will be broadcast live every season for the group stage and all matches will be televised live for Best 16 onward. Taking into account the diverse lifestyles of viewers, games will be aired again in the following evening and holidays as a matter of course, and we will also prepare a timetable that will help viewers record the matches for a video library. Other related and special programs will be incorporated, including highlights.

With "UEFA Champions League Set," you will be able to watch these programs for ¥1,800/month. And if you subscribe for either of two existing programs, "SKY PerfecTV! Football Live" (¥3,000/month) or "THE FOOTBALL KINGDOM SET" (¥3,990/month), together, then the monthly fee for UEFA Champions League Set will be ¥1,000 per month.

Timed to coincide with the launching of the set, we will also begin showing fabulous Champions League matches of years past, qualifying phases for the 2003-2004 season, and the "2003 UEFA Super Cup Milan VS Porto" between the winner of the Champions League for 2002-2003 and the champion of the UEFA CUP, under the title of "UEFA Champions League 03/04 Prologue" early in August.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(Appendix)

◆ Overview of the Sets

UEFA Champions League Set ¥1,800/month
Ch.182～185 Perfect Choice/Ch.308 JSkySports 3
*For combined subscrition with SKYPerfecTV! Football Live or The Football Kingdom Set: ¥1,000/month

THE FOOTBALL KINGDOM SET 3,990/month

Serie-A Live ¥1,500/month	Premier Live ¥1,500/month	Holland Live ¥1,500/month
Ch.180-182 (planned) Perfect Choice	Ch.184-186 (planned) Perfect Choice	Ch.183 (planned) Perfect Choice

SKYPerfecTV! Football Live — Serie-A Live, Premier Live and Holland Live for ¥3,000/month

+

J League Set ¥1,800/month
Ch.258 JNN NEWS BIRD/Ch.306 JSkySports 1
Ch.739 FUJITV739/Ch.181-185 Perfect Choice

||

SKYPerfecTV! Football Live & J League Set ¥3,500/month

+

Foreign Football League Set ¥1,800/month
Ch.300 Sports-i ESPN/Ch.302 GAORA
Ch.306, 307 J SKY Sports1, 2
Ch.185, 186 (planned) Perfect Choice (French Football League planned to be broadcast)

||

SKYPerfecTV! Football Live & Foreign Football League Set ¥3,500/month

◆ Overview of the "UEFA Champions Leagues 03/04 Prologue" programs

"Best Choice of Finals" Perfect Choice (Ch.184)

From the finals of the past ten years, the best five games will be chosen for broadcasting.

① Aug. 8 (Fri.), 22:00- Marseille VS Milan (1993 Final)
② Aug. 9 (Sat.), 22:00- Milan VS Barcelona (1994 Final)
③ Aug. 10 (Sun.), 22:00- Ajax VS Juventus (1996 Final)
④ Aug. 11 (Mon.), 22:00- Manchester U VS Bayern Munchen (1999 Final)
⑤ Aug. 12 (Tue.), 22:00- Leverkusen VS Real Madrid (2002 Final)

"2003 UEFA Super Cup" Aug. 29 (Fri.) 27:35- (Live) Perfect Choice (Ch.180)

A match between the winners of the UEFA Champions League and UEFA Cup for the 02/03 season
Milan (Italia, the winner of the UEFA Champions League) VS Porto (Portugal, the champion of the UEFA Cup)

"Best Choice of the Qualifying Phases" Perfect Choice (Ch.184)

Exciting games in the qualifying stages for the UEFA Champions League in the 03/04 season will be broadcast, mainly involving strong teams from Italy, Spain and England.

"Figo UNICEF Match" Aug. 15 (Fri.) 22:00- Perfect Choice (Ch.184)

This charity match was arranged in response to the call of Luis Figo, a member of the Portuguese national team, and involves Zidane (France), Raúl (Spain), Ronald (Brasil), Pires (Arsenal), members of the French national team, and more. The profits are used to fund activities for disabled children. Formula 1 champion Michael Schumacher also makes a special and active contribution to the match.

FILE No.
82-5113

(Summary English Translation)

SKY PerfecTV!
July 30, 2003

To whom it may concern:

Consolidated Business Results for the First Quarter of the Year Ending March 2004

Company Name: SKY Perfect Communications Inc.
(Tokyo Stock Exchange Mothers Code No. 4795)

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

Representative: Hajime Shigemura
President and Representative Director

For any inquiries please call: Norio Sato
General Manager of Finance & Accounting Dept.

TEL: (03)5468-7800

1. Business Results

(1) First quarter of the year ending March 2004 (from April 1, 2003 through June 30, 2003)

(Note) The figures are rounded down to the nearest one million yen.

	First quarter of the year ended March 2003 (Same quarter of previous year)	First quarter of the year ending March 2004 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)	*(Million yen)*	*(%)*	*(Million yen)*
Operating Revenue	17,477	17,839	2.1	70,373
Operating Income	-18,492	2,253	-	-18,311
Ordinary Income	-19,080	2,690	-	-19,025
Net Income for the Current Period	-19,357	2,308	-	-18,893
Total Asset	123,280	120,254	-2.5	117,341
Shareholders' Equity	88,190	91,107	3.3	88,795

(2) Operating Revenue by Business Services

	First quarter of the year ended March 2003		First quarter of the year ending March 2004		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	11,661	66.7	11,833	66.3	1.5	46,668	66.3
Business relating to broadcasting of programs	1,490	8.5	2,211	12.4	48.4	7,954	11.3
Other platform-related businesses	4,325	24.8	3,793	21.3	-12.3	15,750	22.4
Total	17,477	100.0	17,839	100.0	2.1	70,373	100.0

To whom it may concern:

July 30, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results of 1Q/FY2003 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1Q/FY02	1Q/FY03	Difference	Difference (%)
Total Sub. Net Addition (SKY PerfecTV/2)	189 (-)	47 (9)	△142 (9)	△75. 0% (-)
Total Sub. at Period End (SKY PerfecTV/2)	3, 231 (-)	3, 473 (51)	242 (51)	7. 5% (-)
New DTH Subscribers (SKY PerfecTV/2)	251 (-)	111 (10)	△140 (10)	△55. 8% (-)
Number of DTH Churn (SKY PerfecTV/2)	46 (-)	67 (1)	21 (1)	46. 8% (-)
DTH Sub. Net Addition (SKY PerfecTV/2)	206 (-)	44 (9)	△162 (9)	△78. 6% (-)
DTH Sub. at Period End (SKY PerfecTV/2)	2, 816 (-)	3, 034 (50)	218 (50)	7. 7% (-)
DTH Churn Rate (%) (SKY PerfecTV/2)	6. 7% (-)	8. 9% (7. 7%)	△2. 2 (-)	— (-)

- In this quarter, 111,000 new DTH subscribers were acquired. Although this figure is significantly down from the same period last year, when there was significant growth just before the opening of the 2002 FIFA World Cup Korea/Japan™, the number of subscribers increased steadily to exceed three million, which we regard as the break-even point.
- DTH churn rate rose by 2.2 point, to 8.9% from the same period a year earlier, when the figure was influenced by the 2002 FIFA World Cup Korea/Japan™. It surged in April and May due to seasonal factors such as relocation, but there were signs of improvement in June when DTH churn rate eased to 8.2%.

2. Business Results

Financial Summary (April 1, 2003 – June 30, 2003)

(Millions of Yen)

Consolidated	1Q/FY02	1Q/FY03	Difference	Difference (%)
Revenues	17, 477	17, 839	361	2. 1%
Operating Profit/Loss	△18, 492	2, 253	20, 745	–
Profit/Loss before Income Taxes	△19, 080	2, 690	21, 770	–
Net Profit/Loss	△19, 357	2, 308	21, 666	–
EBITDA	△18, 146	2, 995	21, 141	–
Total Assets	123, 280	120, 254	△3, 025	△2. 5%
Total Shareholder's Equity	88, 190	91, 107	2, 917	3. 3%
Net Cash from Operating Activities	△2, 264	4, 036	6, 300	–
Net Cash from Investing Activities	△6, 287	3, 900	10, 187	–
Net Cash from Financing Activities	△90	△180	△90	–
Net Cash and Cash Equivalents at the End of Period	48, 898	45, 874	△3, 024	–

Non-Consolidated	1Q/FY02	1Q/FY03	Difference	Difference (%)
Revenues	16, 967	17, 232	264	1. 6%
Operating Profit/Loss	△18, 760	2, 325	21, 085	–
Profit/Loss before Income Taxes	△19, 324	2, 772	22, 097	–
Net Profit/Loss	△19, 411	2, 349	21, 761	–
EBITDA	△18, 483	2, 943	21, 427	–
Total Assets	116, 288	113, 445	△2, 843	△2. 4%
Total Shareholder's Equity	88, 665	92, 198	3, 533	4. 0%

- With the rise in the cumulative number of subscribers, revenues experienced a 2.1% year-on-year increase on a consolidated basis and a 1.6% year-on-year rise on a non-consolidated basis. The difference between the consolidated results and the non-consolidated components is mainly because of the sales of the Data Network Center Corporation, our subsidiary which is engaged in subscriber management for our platform business, and by Samurai TV Inc., another subsidiary that operates a channel dedicated to martial arts. In addition, in June this year, we established a subsidiary for content distribution through FTTH, named OptiCast Inc.

- With respect to profit and loss, the consolidated profit before income taxes was 2,690 million yen and the consolidated net profit was 2,308 million yen in this first quarter, positioning the company in a phase for profit generation. These figures are up 21,770 million yen and 21,666 million yen respectively from the same period last year, when costs related to the 2002 FIFA World Cup Korea/Japan™ were reflected in the figures. The substantial jump in the two profit figures resulted mainly from the number of DTH subscribers that exceeded three million. Other factors included a reduction in subscriber acquisition cost because of the reduction in sales incentives after the 2002 FIFA World Cup Korea/Japan™, and the capital gains that accrued from the securities.

- With regard to the consolidated cash flow, cash flow from operating activities came to 4,036 million yen, mainly due to current net income, and the cash flow from investment activities reached 3,900 million yen, largely for reasons of bond investment and software acquisition. As a result, net cash and cash equivalents ultimately reached 45,874 million yen.

3. Forecast of Fiscal Year Ending March 2004 (from April 1, 2003 to March 31, 2004) (Reference)

(Thousands of People, Millions of Yen)

	FY02 Result	FY03 Forecast	Difference	Difference (%)
New DTH Subscribers (thousands)	610	500	△110	△18.0%
DTH Sub. Net Addition (thousands)	380	240	△140	△36.8%
DTH Sub. at Period End (thousands)	2,990	3,230	240	8.0%
Total Sub. at Period End (thousands)	3,425	3,665	240	7.0%
DTH Churn Rate (%)	8.2%	8.4%	0.2	—
Consolidated				
Revenues (Semiannual)	34,526	36,500	1,974	5.7%
(Annual)	70,373	75,000	4,627	6.6%
Profit/Loss before Income Taxes (Semiannual)	△18.571	3,000	21,571	—
(Annual)	△19,025	2,500	21,525	—
Net Profit/Loss (Semiannual)	△18,586	3,300	21,886	—
(Annual)	△18,893	3,000	21,893	—
Non-consolidated				
Revenues (Semiannual)	33,490	35,500	2,010	6.0%
(Annual)	68,179	72,500	4,321	6.8%
Profit/Loss before Income Taxes (Semiannual)	△18,129	3,500	21,629	—
(Annual)	△17,449	3,000	20,449	—
Net Profit/Loss (Semiannual)	△18,228	3,500	21,728	—
(Annual)	△18,372	3,000	21,372	—

- In the first quarter, we saw a slight downward trend in the growth of total subscribers and smooth development of the profit and loss account. On and after this fall, we will introduce promising new content that is expected to increase subscribers. This content includes the UEFA Champions League and Disney Channel, and we will be launching campaigns to promote them. Taking these factors into account, we are making no revisions at this time to our forecast interim and full-year achievements regarding the number of new DTH subscribers, revenue and profit and loss that we made on May 21 this year when announcing the business results for the previous fiscal year.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

August 1, 2003

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Clearance of Accumulated Loss through Reduction of Capital

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) is pleased to announce that its accumulated loss has been eliminated as of today as a result of the reduction in capital (Proposal No. 2) described below, as determined at the 9th Ordinary General Meeting of Shareholders held on June 27, 2003.

After a decision at the general shareholders' meeting, we have implemented the prescribed creditor-protection proceedings, and have placed a notification in the Gazette and provided an individual notice to creditors. This action was undertaken in accordance with provisions of the Commercial Code. There was no objection made by the creditors as of the deadline of July 31. As a result, the reduction of capital took effect on this day, August 1, 2003.

Capital is to be changed as follows:

Capital before reduction:	¥139,461,600,000
Capital reduction:	¥ 89,461,600,000
Capital after reduction:	¥ 50,000,000,000

As a result of this action, the accumulated loss of our Company was eliminated on August 1, in conjunction with Proposal No. 1, the reduction of additional paid-in capital as validated on June 27, at the General Shareholders' meeting.

The present clearance of accumulated loss indicates the transfer of accounts in capital without making any change to either the net assets of our Company or to the number of shares issued. Consequently, the amount of net assets per share is unchanged.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

August 4, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of July 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of July 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	39, 476	35, 964
Churn	23, 518	22, 718
Churn Rate*3	8. 1%	9. 0%
July Net Increase	15, 958	13, 246
Cumulative Total	3, 488, 489	3, 047, 392

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	35, 781	32, 301
Churn	23, 169	22, 386
Churn Rate*3	8. 1%	9. 0%
July Net Increase	12, 612	9, 915
Cumulative Total	3, 434, 238	2, 994, 383

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3, 695	3, 663
Churn	349	332
Churn Rate*3	8. 2%	8. 0%
July Net Increase	3, 346	3, 331
Cumulative Total	54, 251	53, 009

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in

addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Summary English Translation)

June 12, 2003

TO OUR SHAREHOLDERS:

SKY Perfect Communications Inc.
15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
Japan

Yasushi Hosoda
President and Representative Director

Notice of Convocation of the 9th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 9th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may exercise your voting rights in writing. If you wish to do so, after examining the attached reference materials, please indicate your votes by filing out and signing the enclosed form for exercising voting rights, and return the form to us.

Particulars

(1) Date: 10:00 a.m., Friday, June 27, 2003

(2) Place: Rainbow Hall
Hotel Kaiyo, 4th Floor
27-7, Hyakunin-cho 2-chome
Shinjuku-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported:	Presentation of Balance Sheet as of March 31, 2003, Business Report and Statement of Income for the 9th fiscal year from April 1, 2002 through March 31, 2003.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed disposition of loss for the 9th fiscal year
Agendum No. 2:	Reduction of capital
Agendum No. 3:	Acquisition of own shares
Agendum No. 4:	Amendment to the Articles of Incorporation
Agendum No. 5:	Election of 11 Directors
Agendum No. 6:	Election of 5 Auditors
Agendum No. 7:	Issuance of stock acquisition rights as stock options

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2002 through March 31, 2003

1. SUMMARY OF OPERATIONS

Business developments and results, financing and capital investments of the Company for the fiscal year ended March 31, 2003, business results and financial position in recent years and future business strategies are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, state of shares, employees, principal correspondent banks, combined businesses, directors and auditors of the Company, stock acquisition rights issued under specially favourable conditions to persons other than the shareholders and material event that has occurred since April 1, 2003 are mentioned.

BALANCE SHEETS
(As of March 31, 2003)

(Millions of yen)

<Assets>	
Current Assets:	
Cash and deposits	22,983
Accounts receivables	7,952
Securities	34,392
Broadcasting rights	2,132
Inventory goods	317
Prepaid expenses	1,249
Accrued revenue	177
Accrued tax and other	80
Other current assets	121
Allowance for doubtful receivables	-363
Total current assets	**69,043**
Fixed Assets:	
Tangible fixed assets:	
Accessory equipment for buildings	1,801
Machinery and equipment	3,239
Automotive equipment	2
Tools, appliance and equipment	680
Nominal account for construction	2
Total tangible fixed assets	**5,726**
Intangible fixed assets:	
Trademark rights	19
Patent rights	2
Telephone subscription rights	2
Software	2,699
Total intangible fixed assets	**2,724**
Investment and others:	
Investment securities	26,583
Subsidiary shares	3,069
Long-term loans receivable	300
Currency swap assets	2,217
Guarantee money deposited	537
Long-term prepaid expenses	46
Others	367
Total investment and others	**33,120**
Total fixed assets	**41,571**
Total Assets	**110,615**

<Liabilities>	
Current Liabilities:	
Accrued accounts	7,059
Accrued expenses	2,394
Deposits received (pay-per-view)	8,653
Accrued income taxes	6
Allowance for employees' bonuses	191
Share purchase right	2
Other current liabilities	1,085
Total current liabilities	**19,394**
Fixed Liabilities:	
Bonds	5
Long-term accrued accounts	358
Guaranty deposit	470
Deferred tax liability	104
Allowance for retirement benefit	253
Allowance for directors' retirement bonus	17
Other fixed liabilities	167
Total fixed liabilities	**1,375**
Total Liabilities	**20,769**
<Shareholders' Equity>	
Common stock	**139,461**
Capital surplus	**74,006**
Capital reserve	74,006
Retained earnings	**-123,758**
Unappropriated loss for the current period	123,758
(Loss for current period)	(18,372)
Unrealized gains on stock etc.	**136**
Total Shareholders' Equity	**89,845**
Total Liabilities and Shareholders' Equity	**110,615**

STATEMENTS OF INCOME

From April 1, 2002
To March 31, 2003

(Millions of yen)

<Recurring Revenues>		
Operating Loss and Revenues		
Operating Revenues:		
Platform business revenues		68,179
Operating Expenses:		
Platform business expenses	43,340	
Selling, general and administrative expenses	41,649	84,990
Operating Loss		**16,810**
Non-operating Loss and Revenues		
Non-operating Revenues:		
Interest and dividend income	255	
Gains on sales of securities	79	
Other non-operating revenues	13	348
Non-operating Expenses:		
Interest expenses	14	
Foreign exchange loss	372	
Amortization of development expenses	533	
Other non-operating expenses	65	986
Recurring Loss		**17,449**
<Extraordinary Loss and Revenues>		
Extraordinary Loss		
Loss on valuation of subsidiaries stock	700	
Loss on valuation of investment securities	41	
Loss on sales of investment securities	39	
Loss from retirement of fixed assets	134	916
Loss before tax		**18,365**
Income taxes, inhabitants tax and business tax		6
Loss for the current period		**18,372**
Loss brought forward		105,386
Unappropriated loss for the current period		**123,758**

STATEMENTS OF DISPOSITION OF LOSS

(Yen)

Unappropriated loss for the current period	123,758,894,124
Amount of disposition of loss	
Reversal of capital reserve	61,506,128,500
Loss brought forward to the next period	62,252,765,624

AUDIT REPORT

May 14, 2003

Mr. Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.

Tohmatsu & Co.

Eisuke Hirokawa (Seal)
Certified Public Accountant
Senior Partner

Makoto Ushiyama (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations", the balance sheet, statement of income, and business report (limited to the portion relating to accounting), proposed disposition of loss and supporting schedules (limited to the portion relating to accounting) of SKY Perfect Communications Inc. ("the Company") for the 9th fiscal year from April 1, 2002 to March 31, 2003. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supporting schedules, while our responsibility is to express our opinion on the financial statements and supporting schedules from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supporting schedules by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures for subsidiaries as deemed necessary by us.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of loss is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

(4) The supporting schedules (limited to the portion relating to accounting) do not contain any items that should be pointed out pursuant to the provisions of the Commercial Code.

Subsequent events relating to the reduction of capital are described in the business report.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, concerning the execution of duties of the Directors during the 9th fiscal year from April 1, 2002 to March 31, 2003, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the major business offices such as the head office and the branch offices, and received reports from subsidiaries whenever necessary. Each Statutory Auditor has also received reports and explanations from the Independent Accountants and examined the financial statements and the supporting schedules.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or its shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Independent Accountants, Tohmatsu & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed disposition of loss, in light of the financial position and other condition of the Company;

(4) The supporting schedules set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and subsidiaries or its shareholders or the acquisition or disposal, etc. of treasury stock.

May 16, 2003

Board of Statutory Auditors
SKY Perfect Communications Inc.

Masatoshi Hojo (Seal)
Full-time Statutory Auditor

Minoru Nishida (Seal)
Full-time Statutory Auditor

Osamu Takahashi (Seal)
Statutory Auditor

Hiroyuki Shinoki (Seal)
Statutory Auditor

John Garry McBride (Seal)
Statutory Auditor

(Note) Mr. Masatoshi Hojo, Mr. Minoru Nishida, Mr. Hiroyuki Shinoki and Mr. Osamu Takahashi are outside Statutory Auditors as required under paragraph 1, Article 18 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations".

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights owned by shareholders

2,097,944

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed disposition of loss for the 9th fiscal year

The content of the proposed agendum is set forth in the "Statement of Disposition of Loss" in the attachment hereto.

Agendum No. 2: Reduction of capital

The contents of the reduction of capital and the reason thereof are mentioned.

Agendum No. 3: Acquisition of own shares

The maximum of the number of own shares to be acquired and the cost for such acquisition are mentioned.

Agendum No. 4: Amendment to the Articles of Incorporation

The reason for the amendment is mentioned. A comparison chart showing proposed amendments to the Articles of Incorporation is included.

Agendum No. 5: Election of 11 Directors

Names and brief personal histories of candidates, and number of the Company's shares owned by such candidates are mentioned.

Agendum No. 6: Election of 5 Auditors

Names and brief personal histories of candidates, and number of the Company's shares owned by such candidates are mentioned.

Agendum No. 7: Issuance of stock acquisition rights as stock options

The reason for issuing the stock acquisition rights under specially favourable conditions, persons who will receive such rights and terms for issuing such rights are mentioned.

(Summary English Translation)

June 27, 2003

TO OUR SHAREHOLDERS:

SKY Perfect Communications Inc.
15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
Japan

Hajime Shigemura
President and Representative Director

Notice of Resolutions of the 9th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 9th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2003, Business Report and Statement of Income for the 9th fiscal year from April 1, 2002 through March 31, 2003.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of loss for the 9th fiscal year

Approved as proposed.

Agendum No. 2: Reduction of capital

Approved as proposed.

Agendum No. 3: Acquisition of own shares

Approved as proposed.

Agendum No. 4: Amendment to the Articles of Incorporation

Approved as proposed.

Agendum No. 5: Election of 11 Directors

Approved as proposed.

Agendum No. 6: Election of 5 Auditors

Approved as proposed.

Agendum No. 7: Issuance of stock acquisition rights as stock options

Approved as proposed.

(Summary English Translation)

To Our Shareholders

Business Report for the Fiscal Year Ended March 2003
April 1, 2002 through March 31, 2003

SKY Perfect Communications Inc.

Summary of Consolidated Financial Data

(Millions of yen)

	Fiscal year ended March, 2002	Fiscal year ended March, 2003	Increase/Decrease ratio
Operating revenues	59,432	70,373	+18.4%
Recurring losses	11,901	19,025	+59.9%
Net loss for current period	12,248	18,893	+54.2%
ARPU:			
Average pay-per-view revenue per customer *(yen)*	4,214	3,893	-321
Average service fee revenue per customer *(yen)*	1,509	1,474	-35
Cumulative total of registrants *(in thousands)*	3,042	3,425 (42)	383
Cumulative total of individual registrants *(in thousands)*	2,610	2,990 (41)	380
Yearly percentage of individual cancellation *(%)*	8.6	8.2 (8.1)	-0.4

*Numbers in parentheses include the registrants and cancellation ratio of SKY PerfecTV!2.

Cumulative Total of Subscribers Percentage of Individual Cancellation

(In thousands)

	Fiscal year ended March, 1999	Fiscal year ended March, 2000	Fiscal year ended March, 2001	Fiscal year ended March, 2002	Fiscal year ended March, 2003
Cumulative total of registrants	1,009	1,790	2,618	3,042	3,425
Cumulative total of individual registrants	800	1,488	2,220	2,610	2,990
Percentage of individual cancellation *(%)*	7.9	6.7	9.8	8.6	8.2

Operating Revenues by Operation

(Millions of yen)

	Fiscal year ended March, 1999	Fiscal year ended March, 2000	Fiscal year ended March, 2001	Fiscal year ended March, 2002	Fiscal year ended March, 2003
Customer management and promotion of digital satellite broadcasting	12,961	22,702	36,550	42,469	46,668
Operation related to delivery of broadcast programs	3,067	4,355	5,276	5,523	7,954
Other platform related operations	1,491	3,620	6,853	11,439	15,750
Total	17,520	30,678	48,681	59,432	70,373

To Our Shareholders

Compliments of Yasushi Hosoda, the Chairman and Representative Director of the Company, and Hajime Shigemura, the President and Representative Director of the Company, are mentioned.

Key Operating Data

Cumulative total of subscribers *(in thousands)*	**Fiscal year ended March, 1999**	**Fiscal year ended March, 2000**	**Fiscal year ended March, 2001**	**Fiscal year ended March, 2002**	**Fiscal year ended March, 2003**
Cumulative total of registrants	1,009	1,790	2,618	3,042	3,425
Cumulative total of individual registrants	800	1,488	2,220	2,610	2,990

Yearly percentage of individual cancellation *(%)*					
Yearly percentage of individual cancellation	7.9	6.7	9.8	8.6	8.2

ARPU *(yen)*					
Average pay-per-view revenue per customer	4,630	4,644	4,521	4,214	3,893
Average service fee revenue per customer	1,379	1,439	1,516	1,509	1,474

SAC *(yen)*	**Fiscal year ended March 2000**	**Fiscal year ended March 2001**	**Fiscal year ended March 2002**	**Fiscal year ended March 2003**
Advertising expenses	5,991	5,454	9,711	8,281
Promotion expenses	2,136	2,019	4,061	3,829
Sales incentive	17,245	23,869	22,788	18,567
Total	25,372	31,342	36,560	30,677

*Expenses related to free broadcasting content (costs related to the World Cup etc.) are not included in the fiscal year ended March 2002 and 2003.

Financial Review

Outline of operations and business prospects of the Company are mentioned.

(Millions of yen)

Statement of income data	**Fiscal year ended March, 1999**	**Fiscal year ended March, 2000**	**Fiscal year ended March, 2001**	**Fiscal year ended March, 2002**	**Fiscal year ended March, 2003**	**Fiscal year ending March, 2004 (Forecast)**
Operating revenues	17,520	30,678	48,681	59,432	70,373	75,000
Recurring profit (loss)	(20,986)	(23,838)	(24,340)	(11,901)	(19,025)	2,500
Net income (loss) for current period	(21,531)	(24,255)	(24,190)	(12,248)	(18,893)	3,000

Consolidated Summary Financial Statements

(See below)

Non-consolidated Summary Financial Statements

(See below)

Stock Information (at March 31, 2003)

Information Concerning Shares

Total number of shares authorized to be issued: 3,200,000 shares
Total number of outstanding shares: 2,237,351 shares
(Note) Outstanding shares have increased 69 shares due to the exercise of subscription rights during this period.
Number of shareholders: 40,077

Principal Shareholders

Name of Shareholder	Number of Shares Owned	Shareholding Ratio (%)
Sony Broadcast Media Co., Ltd.	222,392	9.939
Fuji Television Network, Inc.	222,392	9.939
Itochu Corporation	222,392	9.939
Newscorp Japan Holdings B.V.	182,000	8.134
JSAT Corporation	156,780	7.007
Nippon Television Network Corporation	113,000	5.050
Mitsui & Co., Ltd.	109,320	4.886
State Street Bank and Trust Company	108,442	4.846
Tokyo Broadcasting System, Inc.	80,000	3.575
Matsushaita Electric Industrial Co., Ltd.	69,826	3.120

(Note 1) The shareholding ratio is calculated against a total of 2,237,351 shares issued.

(Note 2) As of March 31, 2003, non-Japanese shareholders accounted for 19.726% of the total number of voting rights with respect to the Company's shares (according to the calculation method of Ministry of Public Management, Home Affairs, Posts and Telecommunications in Japan).

(Note 3) The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (These shares are registered in the name of Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation in the shareholders' register.)

Changes in Stock Price

Changes in stock price of the Company from April 2002 through May 2003 are mentioned by a bar graph and a line graph.

Status of Shareholders (by Category)

	(Number of Shareholders)	
Financial institutions:	18	(0.04%)
Securities houses:	4	(0.01%)
Other corporate shareholders:	817	(2.04%)
Non-Japanese corporate shareholders, etc.:	146	(0.37%)
Individual and other shareholders:	39,092	(97.54%)
(Total)	40,077	

Status of Shareholders (by Number of Shares per Shareholder)

	(Number of Shares)	
Financial institutions:	180,968	(8.09%)
Securities houses:	557	(0.02%)
Other corporate shareholders:	1,389,963	(62.13%)
Non-Japanese corporate shareholders, etc.:	441,345	(19.73%)
Individual and other shareholders:	224,518	(10.03%)
(Total)	2,237,351	

Corporate Data (at March 31, 2003)

Outline of the Company

Outline

Date of establishment:	November 10, 1994
Company name:	SKY Perfect Communications Inc.
Service name:	SKY PerfecTV!
Address of the head office:	15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326
Capital stock:	139,461.60 million yen
Number of employees:	284 (Consolidated)

Principal Office

Meguro Media Center located at Honda Denki Building, 5-37, Kami-Osaki 4-chome, Shinagawa-ku, Tokyo

Aomi Broadcasting Center located at Aomi Frontier Building, 43, Aomi 2-chome, Koto-ku, Tokyo

Status of Subsidiaries

Company Name	Capital Stock	Company's Shareholding Ratio	Principal Business
Data Network Center Corporation	6,000 million yen	51.00%	Customer Management
Multi Channel Entertainment Inc.	10 million yen	90.00%	Broadcasting
SamuraiTV Corporation	12 million yen	80.25%	Broadcasting

Board Members (at June 27, 2003)

Names of 11 Directors (including two representative directors) and 5 Corporate Auditors are included.

Shareholders' Memo

Closing account date, timing of general meeting of shareholders, record date, name of transfer agent, contact place for the transfer agent, commission place for the transfer agent, Company's URL for public notice and newspaper publishing public notice are mentioned.

Summary Financial Statements (Consolidated)

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2002 As of March 31, 2002	Fiscal year ended March, 2003 As of March 31, 2003
Assets		
Current Assets:		
Cash and deposits	70,500	28,884
Accounts receivables	7,004	8,220
Securities	31,825	34,392
Broadcasting rights	1,819	2,153
Advances	11,192	-
Accrued revenue	1,768	1,702
Other current assets	1,237	1,876
Allowance for doubtful receivables	-414	-381
Total current assets	124,934	76,848
Fixed Assets:		
Tangible fixed assets:		
Building	2,040	1,929
Machinery and equipment	2,885	3,242
Nominal account for construction	4,872	2
Other tangible fixed assets	453	882
Total tangible fixed assets	10,252	6,056
Intangible fixed assets:		
Trade rights	1,330	-
Consolidated adjustment account	550	-
Software	2,875	4,420
Other intangible fixed assets	44	41
Total intangible fixed assets	4,800	4,461
Investment and others:		
Investment securities	5,060	26,392
Others	895	3,583
Total investment and others	5,956	29,975
Total fixed assets	21,009	40,493
Deferred Assets:		
Development expenses	533	-
Total deferred assets	533	-
Total Assets	146,477	117,341

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2002 As of March 31, 2002	Fiscal year ended March, 2003 As of March 31, 2003
Liabilities		
Current Liabilities:		
Accrued accounts	19,162	7,411
Accrued expenses	3,171	2,430
Accrued income taxes	9	11
Deposits received (pay-per-view)	11,431	12,427
Allowance for employees' bonuses	256	217
Subscription right	2	2
Other current liabilities	647	1,098
Total current liabilities	34,681	23,599
Fixed Liabilities:		
Bonds	5	5
Long-term accrued accounts	995	1,641
Allowance for retirement benefit	193	266
Allowance for directors' retirement benefit	17	17
Other fixed liabilities	392	741
Total fixed liabilities	1,603	2,671
Total Liabilities	36,284	26,271
Minority Interests		
Minority Interests	2,644	2,274
Shareholders' Equity		
Common stock	139,459	139,461
Capital surplus	74,004	74,006
Retained earnings	-105,915	-124,808
Other unrealized gains on securities	-	136
Total Shareholders' Equity	107,548	88,795
Total Liabilities, Minority Interests and Shareholders' Equity	146,477	117,341

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	Fiscal year ended March, 2002 From April 1, 2001 To March 31, 2002	**Fiscal year ended March, 2003** From April 1, 2002 To March 31, 2003
Operating Revenues:		
Platform business revenues	59,432	70,373
Total operating revenues	59,432	70,373
Operating Expenses:		
Platform business expenses	38,513	45,865
Selling, general and administrative expenses	31,256	42,819
Total operating expenses	69,770	88,685
Operating Loss	10,337	18,311
Non-operating Revenues:		
Interest and dividend income	162	253
Gains on sales of securities	-	79
Other non-operating revenues	10	19
Total non-operating revenues	172	352
Non-operating Expenses:		
Interest expenses	33	37
Equity in net loss of affiliated company	50	55
Foreign exchange loss	100	372
Amortization of development expenses	1,481	533
Other non-operating expenses	70	66
Total non-operating expenses	1,736	1,065
Recurring Loss	11,901	19,025
Extraordinary Loss:		
Loss from removal of fixed assets	474	144
Loss on valuation of investment securities	-	41
Loss on sales of investment securities	-	39
Total extraordinary loss	474	225
Net loss before adjustment of tax	12,375	19,251
Income taxes, inhabitants tax and business tax	10	11
Minority loss	137	370
Net loss for the current period	12,248	18,893

CONSOLIDATED STATEMENT OF SURPLUS

(Millions of yen)

	Fiscal year ended March, 2002 From April 1, 2001 To March 31, 2002	**Fiscal year ended March, 2003** From April 1, 2002 To March 31, 2003
Capital Surplus		
Capital surplus at beginning of year:		
Capital reserve at beginning of year	74,000	74,004
Increase in capital surplus:		
Exercise of share subscription rights	4	1
Capital surplus at end of year	74,004	74,006
Retained Earnings		
Retained earnings at beginning of year:		
Loss at beginning of year	-93,667	-105,915
Decrease in retained earnings:		
Net loss for the current period	12,248	18,893
Retained earnings at end of year	-105,915	-124,808

Consolidated Operating Income (Loss) for Four Quarters

	Q1	Q2	Q3	Q4
FY02 Operating income (loss)	(1,492)	374	(1,732)	1,538
FY01 Operating income (loss)	(2,865)	(1,214)	(3,465)	(2,794)

*Approximately 17 billion yen related to the World Cup costs is excluded in FY 02/Q1.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

	Fiscal year ended March, 2002 From April 1, 2001 To March 31, 2002	**Fiscal year ended March, 2003** From April 1, 2002 To March 31, 2003
Cash Flows From Operating Activities:		
Net income before adjustment of tax	(12,375)	(19,251)
Depreciation	3,397	4,352
Amortization of deferred assets	1,481	533
Increase (decrease) in allowance for doubtful receivables	(183)	(32)
Interest receivable and dividend income	(162)	(253)
Interest expense	33	37
Decrease (increase) in sales receivable	(703)	(1,216)
Decrease (increase) in inventory assets	(48)	(318)
Decrease (increase) in advances	(10,940)	11,192
Increase (decrease) in accrued accounts	3,787	(2,832)
Increase (decrease) in accrued expenses	(125)	(533)
Increase (decrease) in deposits received (pay-per-view)	984	995
Other cash flows from operating activities	4,658	60
Sub-total	(10,196)	(7,265)
Amount of interest and dividend income	164	177
Payment for interest	(33)	(37)
Payment for income taxes, inhabitants tax and business tax	(9)	(9)
Total cash flows from operating activities	(10,075)	(7,135)
Cash Flows From Investing Activities:		
Payments for fixed deposits	(29,579)	(20,000)
Proceeds from fixed deposits	2,169	48,353
Payments for purchase of securities	(13,999)	(21,116)
Proceeds from redemption of securities	-	12,135
Payments for purchase of investments in securities	(1,423)	(27,532)
Proceeds from sales of investments in securities	-	1,084
Payments for purchases of fixed assets	(3,541)	(6,103)
Proceeds from sales of fixed assets	-	5,556
Payments for purchase of software	(1,163)	(2,021)
Payments for currency swap assets	-	(2,211)
Payments for acquisition of subsidiaries stock accompanied by the change of consolidation	(604)	-
Other cash flows from investing activities	136	58
Total cash flows from investing activities	(48,006)	(11,796)
Cash Flows From Financing Activities:		
Proceeds from issuance of stock	8	3
Payments for installment liability	(956)	(664)
Total cash flows from financing activities	(947)	(661)
Effect of exchange rate changes on cash and cash equivalents	40	(107)
Net increase (decrease) in cash and cash equivalents	(58,988)	(19,700)
Cash and cash equivalents at beginning of year	116,791	57,803
Cash and cash equivalents at end of year	57,803	38,102

(Note) Shareholders' equity in the consolidated balance sheets and consolidated statement of surplus has been prepared in accordance with the Regulation Concerning Consolidated Financial Statements, as amended. Correspondingly, the presentation in the fiscal year ended March 2002 was reclassified.

Summary Financial Statements (Non-consolidated)

BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2002 As of March 31, 2002	**Fiscal year ended March, 2003** As of March 31, 2003
Assets		
Current Assets:		
Cash and deposits	64,190	22,983
Accounts receivables	6,815	7,952
Securities	31,825	34,392
Broadcasting rights	1,808	2,132
Advances	11,192	-
Other current assets	1,308	1,946
Allowance for doubtful receivables	-407	-363
Total current assets	116,733	69,043
Fixed Assets:		
Tangible fixed assets:		
Building	1,912	1,801
Machinery and equipment	2,881	3,239
Other fixed assets	5,273	685
Total tangible fixed assets	10,067	5,726
Intangible fixed assets:		
Trade rights	1,330	-
Software	1,850	2,699
Other intangible fixed assets	27	25
Total intangible fixed assets	3,208	2,724
Investment and others:		
Investment securities	4,693	26,083
Affiliate shares	4,272	3,569
Currency swap assets	-	2,217
Others	599	1,251
Total investment and others	9,564	33,120
Deferred Assets:		
Development expenses	533	-
Total deferred assets	533	-
Total fixed assets	22,840	41,571
Total Assets	140,108	110,615

BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2002 As of March 31, 2002	Fiscal year ended March, 2003 As of March 31, 2003
Liabilities		
Current Liabilities:		
Accrued accounts	14,992	6,603
Accrued expenses	2,962	2,394
Deposits received (pay-per-view)	7,939	8,653
Accrued accounts from acquisition of fixed assets	4,447	455
Other current liabilities	887	1,286
Total current liabilities	31,229	19,394
Fixed Liabilities	801	1,375
Total Liabilities	32,031	20,769
Shareholders' Equity		
Common stock	139,459	139,461
Capital surplus	74,004	74,006
Capital reserve	74,004	74,006
Retained earnings	-105,386	-123,758
Unappropriated loss for the current period	105,386	123,758
Other unrealized gains on securities	-	136
Total Shareholders' Equity	108,077	89,845
Total Liabilities and Shareholders' Equity	140,108	110,615

STATEMENTS OF INCOME

(Millions of yen)

	Fiscal year ended March, 2002 From April 1, 2001 To March 31, 2002	**Fiscal year ended March, 2003** From April 1, 2002 To March 31, 2003
Operating Revenues:		
Platform business revenues	58,396	68,179
Total operating revenues	58,396	68,179
Operating Expenses:		
Platform business expenses	37,698	43,340
Selling, general and administrative expenses	30,731	41,649
Total operating expenses	68,430	84,990
Operating Loss	10,034	16,810
Non-operating Revenues:		
Interest and dividend income	87	23
Interest from securities	69	232
Gains on sales of securities	-	79
Other non-operating revenues	2	13
Total non-operating revenues	159	348
Non-operating Expenses:		
Interest expenses	32	14
Foreign exchange loss	100	372
Amortization of development expenses	1,481	533
Other non-operating expenses	46	65
Total non-operating expenses	1,660	986
Recurring Loss	11,534	17,449
Extraordinary Loss:		
Loss on valuation of affiliate stock	-	700
Loss on valuation of investment securities	-	41
Loss on sales of investment securities	-	39
Loss from removal of fixed assets	474	134
Total extraordinary loss	474	916
Net loss before tax	12,009	18,365
Income taxes, inhabitants tax and business tax	7	6
Net loss for the current period	12,016	18,372
Loss brought forward	93,370	105,386
Unappropriated loss for the current period	105,386	123,758

STATEMENTS OF DISPOSITION OF LOSS

(Millions of yen)

	Fiscal year ended March, 2002	Fiscal year ended March, 2003
the date approved in shareholders' meeting	June 27, 2002	June 27, 2003
Unappropriated loss for the current period	105,386	123,758
Amount of disposition of loss		
Reversal of capital reserve	-	61,506
Loss brought forward to the next period	105,386	62,252

(Note) Shareholders' equity in the balance sheets has been prepared in accordance with the Regulation Concerning Financial Statements, as amended. Correspondingly, the presentation in the fiscal year ended March 2002 was reclassified.